UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province 266400

People’s Republic of China

+86-532-86617117

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Follow-on Offering

On March 15, 2024, SOS Limited (the “Company”) closed its registered follow-on offering in connection with the offering and sale (the “Offering”) of 5,233,332 American Depositary Shares of the Company (“ADSs”), each representing ten (10) Class A ordinary shares, par value $0.005 per share, and warrants to purchase 10,466,664 ADSs (the “Warrants, and together with the ADSs, the “Securities”) directly to certain institutional investors pursuant to that certain Securities Purchase Agreement (the “Purchase Agreement”), dated as of March 13, 2024, at an offering price per ADS and accompanying Warrant of $1.50. The Company generated gross proceeds of $7.85 million, before deducting offering expenses.

The Warrants are exercisable from and after the date of their issuance and expire on the fifth anniversary of such date, at an exercise price per ADS equal to $1.50. The holder of a Warrant will not be deemed a holder of our underlying ADSs until the Warrant is exercised. No fractional ADSs will be issued in connection with the exercise of Warrant. The Warrants will provide for adjustment in the number and price of such Warrants (and our ADSs underlying such Warrants) to prevent dilution in the event of a forward or reverse stock split, stock dividend or similar recapitalization. In addition, the exercise price of the Warrants is subject to an adjustment in the event that we issue or are deemed to issue ADSs for less than the applicable exercise price of the Warrant.

If, at the time a holder exercises its Warrants, a registration statement registering the issuance of the ADSs underlying the Warrants is not then effective or available for the issuance of such ADSs, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of ADSs determined according to a formula set forth in the Warrants.

The Company agreed in the Purchase Agreement that it would not issue any ADSs, ordinary shares, or ordinary share equivalents for ninety (90) calendar days following the closing of the Offering subject to certain exceptions.

Concurrently with the execution of the Purchase Agreement, the officers and directors of the Company and shareholders of the Company holding 5% or more of the Company’s ADSs or ordinary shares entered into lock-up agreements (the “Lock-Up Agreement”) pursuant to which they have agreed, among other things, not to sell or dispose of any ADSs which are or will be beneficially owned by them for ninety (90) days following the closing of the Offering.

The Company currently intends to use the net proceeds from the Offering for working capital and general corporate use.

In addition the Company entered into a placement agency agreement dated March 13, 2024 (the “Letter Agreement”), with Maxim Group LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the sole lead/exclusive placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent $75,000 for the reasonable and documented out of pocket expenses including reasonable and documented legal expense of the Placement Agent.

Copies of the form of each of the Purchase Agreement, the Letter Agreement, the Warrants and the Lock-Up Agreement are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement, Letter Agreement, Warrants and the Lock-Up Agreement are subject to and qualified in their entirety by each such document.

On March 13, 2024, the Company issued a press release announcing the pricing of the Offering. A copy of the press release is attached hereto as Exhibit 99.5 and is incorporated herein by reference. A copy of the legal opinion issued by the Company’s Cayman Islands counsel Maples and Calder (Hong Kong) LLP is attached hereto as Exhibit 5.1 and a copy of the legal opinion issued by the Company’s U.S. counsel Hunter Taubman Fischer & Li LLC is attached hereto as Exhibit 5.2.

Exhibits

Exhibit No.	Description
5.1	Legal Opinion of Maples and Calder (Hong Kong) LLP
5.2	Legal Opinion of Hunter Taubman Fischer & Li LLC (incorporated by reference to Exhibit 5.2 of the Company’s Registration Statement on Form F-1/A filed with the SEC on March 7, 2024)
99.1	Form of the Purchase Agreement
99.2	Form of the Letter Agreement
99.3	Form of Warrant
99.4	Form of Lock-Up Agreement
99.5	Pricing Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 18, 2024

SOS Limited

By:	/s/ Yandai Wang
Name:	Yandai Wang
Title:	Chief Executive Officer

3